Exhibit 99(a)(11)

Email Notice to Employees
March 11, 2005



As we mentioned previously, the Offer to Exchange documents that we sent you on February 9th, and amended in a Supplement dated February 24th, were pending Securities and Exchange Commission ("SEC") review. The SEC has provided us further comments and attached you will find the updates that we have made in response to those comments. The comments in the Second Supplement to the Offer to Exchange primarily refer to the description of the accounting consequences of the Offer to Inforte. There is no change to the financial terms of the Offer.

Please take the time to review them and as always if you have any questions please call Nick Heyes (xxx xxx xxxx) or Tami Kamarauskas (xxx xxx xxxx).